Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 12, 2023

Matsumoto: I will now begin the presentation of Monex Group, Inc.’s, financial results for the fiscal year ended March 31, 2023.

I and Seimei, will give a brief explanation first, and then I would like to take your questions...

We have stable revenue stream from the Japan segment. The US segment returned to profitable. The Crypto Asset segment is controlling its expenses. These are our three pillars.

Page six shows a staircase chart of pre-tax income as seen on a quarterly basis…

IEO and new revenues have resulted in a JPY0.6 billion increase in pre-tax income of the Crypto Asset segment.

Also, looking at the three main segments in terms of EBITDA

… Coincheck had a period when it made billions of yen in quarterly profits in good times, but the situation is still tough in the midst of what is known as a crypto-winter. As Seimei will explain in detail later, we have a deficit of JPY0.8 billion for the full year but excluding the JPY1.1 billion in professional costs for the De-SPAC listing, we have a surplus of about JPY0.3 billion, and the deficit in Q4 was close to break even.

Excluding professional fees, the Company is profitable. Profits will increase if the crypto asset business, such as call options, does well…

Japan business is stable by nature. US business has changed due to a strategy shift. The combined EBITDA of these two securities businesses is JPY4.6 billion per quarter, or about JPY18 billion per year, with the Coincheck as call options on top of this. That is how it is structured.

On to page eight. We have usually shown you the chart of SOTP. We believe that there is considerable value in Monex Securities and TradeStation, so does Coincheck…

Please refer to page 11. Here are the highlights for Q4...

In the Crypto Asset business segment, the loss also narrowed due to the recording of IEO-related revenues and the further curbing of advertising expenses.

This page 13 will be the segment breakdown…

The Crypto Asset business segment also saw signs of a market recovery toward the end of the fiscal year, and revenues increased due to the recording of IEO-related revenues.

As for profits… the

Crypto Asset business segment would have been profitable without De-SPAC-related expenses, which will be explained later...

Next, I would like to explain a little about the revenues and expenses of the three main segments…

The crypto asset market and crypto asset prices showed signs of recovery toward the end of the period, which led to an increase in trading volume, resulting in an increase in trading revenues.

In addition, Coincheck succeeded to conduct a second IEO, resulting in an increase in other revenues. As a result, operating revenue increased 48.9% from the previous quarter to JPY1.583 billion.

On the other hand, we continue to curb advertising expenses. Furthermore, we reduced advertising expenses by 26% from the previous quarter, resulting in a 4.5% decrease in overall SG&A expenses to JPY1.718 billion. This includes professional fees of JPY0.173 billion related to De-SPAC in other expenses.

In the Crypto Asset business Segment, we are keeping costs as low as possible and waiting for market conditions to recover.

I would like to briefly explain the 12 months.

…the Crypto Asset business segment had a very challenging year. The segment loss was JPY0.9 billion as a result of the JPY1.1 billion in De-SPAC-related professional fees, which means that the segment would have been profitable if De-SPAC-related expenses had not been incurred.

Here are the consolidated figures.

As I mentioned, for the fiscal year ended March 31, 2023, looking at the 12-month period, operating revenue after deducting financial expenses, declined 12% to JPY73.316 billion. It was the result of a decline of the crypto asset market.

Here is a look by segment…

In the Crypto Asset business segment… revenues declined by more than JPY20 billion…

The Crypto Asset business segment had a very difficult year… due to the market environment. So the net trading income decreased significantly.

However… the number of crypto coins held by customers was compared between the end of March 2022 and the end of March 2023, and the number of coins held increased for Bitcoin, Ethereum, Ripple, and these three coins, as well as others, at least for these three. The number of cryptocurrency holdings has increased.

In other words, although prices have fallen and so on, our customer base, as Matsumoto will explain later, is solid, and the number of customers has not actually gone out. We are now waiting for the market to come back.

Costs were well controlled in line with market conditions. Particularly, advertising costs have been significantly reduced. Of the approximately JPY1.9 billion in other expenses, approximately JPY1.1 billion was for professional fees related to De-SPAC, which means that Coincheck would have remained profitable if not for these De-SPAC-related expenses.

Matsumoto: Now I would like to give a brief update on the business in each segment…

This is Coincheck. Trading of virtual currencies will of course increase considerably as the market recovers, but it is quite uncertain due to the situation in the US and other factors. On the other hand, we have successfully launched our third IEO in Japan. Also, we make business in NFT or web3. It is related to metaverse and so on.

We have also started B2B services and are working to create a broader digital economic sphere that will not be limited to this single-footed approach of virtual currency trading. We also aim to increase and diversify our earnings over the medium to long term as a result.

Page 42 shows the competitiveness of the Coincheck exchange model.

Coincheck continues to maintain the number one market share in Japan, and although it is difficult to say what makes us number one, we remain in the number one class.

As Seimei mentioned earlier, if you look at the upper right-hand corner, the number of bitcoins held in the store, or the number of bitcoins held by customers, has increased by 22% compared to one year ago. Moreover, as you can see on the left, the customer base is steadily growing, in other words, the customer base is getting stronger and stronger, and these customers are buying more bitcoin.

Or, if the wind blows and the price of bitcoin rises, we can see that our customer base gets stronger, and they will buy more coins. I think you can understand our expectations for the future of our business.

On page 43, we are starting to see an increase in various needs for corporate business, including NFT, etc.

The IEO's book building amount is approximately JPY20 billion compared to the financing amount of approximately JPY1 billion, and the bit cover was approximately 20 times as large. We believe that this is an extremely promising new method of fundraising in Japan.

We recently published a book centered on our metaverse project such as Oasis TOKYO, Oasis KYOTO, etc. When you go to a bookstore, you can find them not in the asset management section, but in the academic section. We are working on building a community for this kind of thing.

The project to merge the Coincheck Group created in the Netherlands with a SPAC, which is listed on NASDAQ in the US, and to list it on De-SPAC is still in progress. We are in communication with the SEC and are continuing to work on the listing of the Coincheck Group on the US NASDAQ.

Page 46, this is a page that has been here before. Content to be developed by the Coincheck Group in the future.

Question & Answer

Matsumoto [Q]: So first, we have four questions from Mr. Hara of SMBC Nikko Securities…

Second, what is the plan of cost management policies for the US and crypto?

Cryptocurrencies are completely market-driven. When the market is clearly good, you should put in a certain amount of money to open an account, and during the winter, not much trading will occur.

Number three, I think crypto asset is still recovering, but can we expect a De-SPAC listing even in a loss-making situation?

As I mentioned earlier, if we exclude professional fees, we are in the black. In any case, we believe that the price in this business is not based on how much money we have made in the past, but rather on what kind of business we can develop in the future to make a profit.

Of course, crypto-winters and such will have an impact on the Coincheck Group's stock price when it goes public, but since we are originally pricing for the future, not the past, I think the impact will be relatively limited. We believe that even if we are in the red, we will be able to go public without any problems, and looking at our current situation, we believe that we are close to returning to profitability once again.

Matsumoto [Q]: Also, from Mr. Hara. Please tell us about your perception of the competitive environment with your peers in Japan and the US crypto, respectively. Let's start with Japan.

Seimei [A]: In Japan, if you look at the number of accounts, I think this is probably in comparison with SBI and Rakuten, but as I have said before, we are behind. But we strive for differentiating ourselves not by low commissions, but by the added value of our services, such as the unique tools we provide.

We also have an in-house brokerage system, so I think that a tie-up with AEON Bank, for example, would be unique to us. With the new NISA starting in 2024, the shift from savings to investment is being encouraged in earnest. We would like to work with such banks to provide services to customers other than those who are already interested in investing.

Matsumoto [A]:

…Cryptocurrencies have few competitors in Japan, but overseas, Japan is very much an El Dorado, with clear regulations. It is not that there are no regulations, there are regulations, but the content of what is there is clear. Many wonder what is going on in the US. In this context, I think it is very advantageous to do business in Japan from a global perspective.

The competitive environment in Japan is almost an oligopoly, with only a few or three companies competing in the Japanese crypto and virtual currency trading business.

What is unique to Coincheck is that Coincheck has been involved in two of the three IEOs that have been conducted in Japan. We do IEOs, metaverse and started corporate businesses, etc. Such initiatives are not common among other competitors, and we would like to firmly differentiate ourselves in such areas.

Question from an anonymous source. You explained that the size of Crypto's advertising budget is determined by market conditions. Under what circumstances would you expand the marketing budget again?

When stocks get busy, the volume doubles or triples, even at Monex's OTC. With Coincheck, when it gets busy, it's like 10-20 times or something within just a week or two. If we come to believe that this will continue, we will spend marketing budget on it.

Therefore, once the security and CBDC issues are resolved in the US, and the crypto asset market returns to some degree of activity in the medium term, we will make a solid marketing investment.

We have no intention of giving up our number one position in Japan, so we will not spend money during the winter season, but as things improve, we will invest in advertising to maintain our number one position.

Question from the same person. I believe that the crypto market conditions have improved in the QoQ, but I see that the trading profit and loss of the crypto business is flat in the QoQ. Tell us the background.

Seimei [A]: The market or Bitcoin price is recovering toward the end of March, so if you look at page 18 of the financial results presentation, for example, on the lower right of the QoQ page, you will see that the trading value on the sales side has not fully recovered as much as the Bitcoin price, so there is a slight delay in the market recovery.

Matsumoto [A]: Originally, in both equity and crypto, Japanese individual investors are slower to react than American individual investors. Both with equity and crypto. This time, the crypto in particular was slow to respond, because it came a little late, about March.

Seimei [A]: Yes, the price of bitcoin came back around the end of March, and if you look at the quarter, it hasn't jumped that far to trading value.

Matsumoto [M]: Do you have any other questions? If you have any additional questions, please contact our IR department and we will be happy to answer them.

As I said from the beginning, the resurgence of P&L in the US has been very significant, and good performance can be expected in the US in the future. The combined EBITDA of the securities business in Japan and the US is at just under JPY20 billion per year, and this is expected to remain stable. The asset management model is progressing well, with Monex Asset Management's AUM increasing steadily, and the performance results have been very good.

In addition to that, Coincheck is still working on a NASDAQ listing and works as a call option to grow significantly depending on market conditions. That is how we think of our business portfolio.

[END]

Document Notes

1.	Portions of the document where the audio is unclear are marked with [Inaudible].

2.	Portions of the document where the audio is obscured by technical difficulty are marked with [TD].

3.	Speaker speech is classified based on whether it [Q] asks a question to the Company, [A] provides an answer from the Company, or [M] neither asks nor answers a question.

4.	This document has been translated by SCRIPTS Asia.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

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